UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the CDP

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Rio de Janeiro, December 14, 2022 – A Petróleo Brasileiro S.A. – Petrobras informs that has become part of the list of global companies that stand out in climate change mitigation actions, as announced by the international organization CDP, formerly known as the Carbon Disclosure Project. The company received an A- rating in recognition of its good practices on this topic and as demonstrated last year.

The CDP assessment is carried out annually, through a questionnaire sent to companies listed on the main stock exchanges in the world, analyzing the aspects related to carbon and climate management, water security and forest management.

In 2022, Petrobras reached the A- classification in the climate theme, the last year in which the company obtained this recognition was in 2016. In addition, the company maintained its A- rating in water safety. These classifications mean that Petrobras is recognized as a leader, a category that is reserved only for a selected group of companies that demonstrate the best practices in the treatment of environmental issues.

This is another recognition of Petrobras' efforts and initiatives in the Environmental, Social and Governance (ESG) aspects. The company remains committed to accelerating the decarbonization of its processes and products and is committed to always acting ethically and transparently, with safety in its operations and respect for people and the environment, delivering sustainable results for a society in transition.

About CDP

Based in London, the CDP is a global reference for investors in providing quality information on risks and opportunities associated with reducing greenhouse gas, climate, water safety and forest management emissions. Currently, the CDP is used by more than 680 investors, whose assets total more than US$ 130 trillion.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer